UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Novamerican Steel Inc.

(Name of Issuer)

Common Stock, without nominal or par value

(Title of Class of Securities)

23077R100

(CUSIP Number)

Corrado De Gasparis

Chief Executive Officer

Symmetry Holdings Inc.

28 W. 44th Street

16th Floor

New York, New York 10036

(646) 429-1505

November 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Symmetry Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) OO; BK; AF (see Item 3)
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,450,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,450,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,450,000
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.		TYPE OF REPORTING PERSON CO; HC

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 632422 N.B. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, BK; AF (Item 3)
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION New Brunswick
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,450,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,450,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,450,000
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.		TYPE OF REPORTING PERSON CO

Introduction

This Amendment No. 2 amends and supplements the Schedule 13D filed on July 2, 2007, as amended on July 10, 2007, by (i) Symmetry Holdings Inc. and (ii) 632422 N.B. Ltd (the "Statement") relating to the common shares, without nominal or par value (the "Common Shares"), of Novamerican Steel Inc., a corporation incorporated under the laws of Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby deleted and replaced in its entirety with the following:

"The total cash required to purchase the 10,450,000 Common Shares that the Reporting Persons acquired on November 15, 2007 was $585,200,000 and was funded by the Reporting Persons as follows:

(a) approximately US$112 million of cash held in trust by Symmetry that was raised in its initial public offering in March 2007 (net of deferred underwriting discounts);

(b) the proceeds from the sale of US$315 million aggregate principal amount of 11.5% Senior Secured Notes due 2015 under Rule 144A and Regulation S;

(c) borrowings under a US$175,000,000 senior secured asset-based credit facility of which JPMorgan Chase Bank, N.A., is the Administrative Agent; and

(d) the sale of 1,875,000 units of Symmetry to affiliates of Symmetry’s Chairman and Special Advisor, for an aggregate of US$15 million, in a private placement.”

Item 5.	Interest in Securities of the Issuer.

Sections (a) and (b) of Item 5 of the Statement are hereby deleted and replaced in their entirety with the following:

“On November 15, 2007, Acquisitionco directly acquired 10,450,000 Common Shares, constituting all of the outstanding Common Shares, from existing holders pursuant to the Arrangement Agreement previously filed as Exhibit 10.3 to the Statement. As a result, Acquisitionco, and, pursuant to Rule 13d-3, Symmetry, own 100% of the outstanding Common Shares.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2007	Symmetry Holdings Inc.
	By:	/s/ Corrado De Gasperis
Name: Corrado De Gasperis
Title: Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2007	632422 N.B. LTD.
	By:	/s/ Corrado De Gasperis
Name: Corrado De Gasperis
Title: President